UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria; Tel: +43 (0)1 740 930

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒          FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amended and Restated Articles of Association

On October 14, 2016, the amended and restated articles of association of Nabriva Therapeutics AG (the “Company”) came into effect after registration with the Austrian commercial register. The amended and restated articles of association reflect amendments to the articles of association that were approved by the shareholders of the Company at the 2016 annual general meeting (“AGM”) of common shareholders. The amendments approved by the shareholders at the AGM include: (i) changes to the Company’s authorized and conditional capital, (ii) a reduction in the minimum number of required members of Company’s management board, and (iii) changes to the process for electing supervisory board members to fill vacancies on the board.

The foregoing is a general description of the amendments to the articles of association approved by the shareholders at the AGM.  It does not purport to be complete and is qualified in its entirety by reference to the amended and restated articles of association, which are attached as Exhibit 99.1 to this report on Form 6-K and incorporated by reference herein.

The information contained in this Form 6-K, Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

	By:	/s/ Colin Broom
Colin Broom
Chief Executive Officer

Date: October 17, 2016

EXHIBIT INDEX

Exhibit Number	Description

99.1	Articles of Association of the Company